CROGHAN BANCSHARES, INC.

2001 ANNUAL REPORT



CROGHAN BANCSHARES, INC.

CONTENTS

FINANCIAL HIGHLIGHTS

	2001	2000	Percent Change
For the year:			
Net income	$3,695,000	$3,569,000	3.5 %
Income per common share	1.93	1.87	3.2 %
Dividends per common share	.87	.82	6.1 %
Return on average assets	1.04%	1.03%	
Return on average tangible stockholders' equity	11.34%	12.25%	
At year end:			
Assets	$366,508,000	$347,432,000	5.5 %
Loans	278,366,000	258,855,000	7.5 %
Securities	51,564,000	58,625,000	(12.0)%
Deposits	295,003,000	284,204,000	3.8 %
Stockholders' equity	39,952,000	37,466,000	6.6 %
Book value per common share	$ 20.87	$ 19.59	6.5 %
Stockholders' equity to total assets	10.90%	10.78%	
Number of stockholders of record	764	778	(1.8)%
Number of full-time equivalent employees	145	170	(14.7)%

President's Letter

The year 2001 was filled with many changes at Croghan Bancshares, Inc. and The Croghan Colonial Bank.

Thomas F. Hite retired in May after 13 years as President & CEO with a total of 44 years of dedicated service and leadership to the Corporation and the Bank. During the transition, we began to reshape our fundamental beliefs while creating a vision for the future. Our vision is to position the Bank for growth, to improve our overall performance and to enhance shareholder value.

To commence the work necessary to meet our objective, we met with employees, customers, and consultants to outline our opportunities and to identify the changes we needed to make. We then embarked on a program that would allow us to set our future course of action to implement these changes.

We initiated an "Organizational Audit" to review and identify the most effective organizational structure to address the work processes and staffing needs. Jobs were redesigned, work processes were reengineered, promotions were made and some tasks and functions were eliminated. Together with additional expense reduction measures, we believe the results of the Audit will have a positive impact on non-interest expenses as we move forward.

As we focused our attention on loan growth and credit quality issues, we revised our loan policy to accommodate the need to be more aggressive in the market. We identified and made necessary changes to improve our underwriting guidelines for loan servicing and created a secondary market position in an effort to make us more competitive.

During a year that was marked by rapidly declining interest rates, a slowing economy leading to a recession, market downturns and a national disaster, we were able to accomplish a great deal. We increased our net income by 3.5% even with a write-down in the book value of our Clyde Banking Center and the payment of severance amounts to employees for outplacement. Our return on average assets ("ROA") equaled approximately 1.04% and our return on average tangible equity ("ROE") equaled approximately 11.34%. Total assets increased 5.5%, primarily as a result of loan growth. The net interest margin equaled 4.6%, and net interest income increased 4.3% over the previous year. Overall loan balances increased by 7.5% largely as a result of the growth we experienced in real estate loans. The expense for the provision for the allowance for loan losses increased by $260,000 over the previous year to provide for additional reserves for loan charge-offs. Shareholders received the payment of $.87 in dividends per common share in 2001, a 6.1% increase from the previous year.

Our new vision includes a renewed commitment to our business community. We believe in the importance of providing total financial solutions to our business customers. Our plans include a more assertive emphasis toward quality customer service, a program designed to encourage our bankers to call on customers at their places of business. We began this program in October when our lending professionals called on 254 businesses over a two-day period to thank them for their business and determine how we could further improve our banking relationship. We also contacted prospective business customers to discuss how we could enhance their banking relationships by becoming Croghan Colonial Bank customers.

Our overall philosophy as a community bank is a belief in helping people meet their financial needs. We will continue to provide the necessary products and services in a convenient and efficient manner through a highly competent network of banking professionals. The addition of Jodi Albright as our Retail Services Manager will provide the leadership to insure we are meeting the needs of all customers.

In addition to our traditional Banking Centers, we will continue to encourage the use of other non-traditional banking services such as Internet Banking and the TeleBanc Program. The availability of Internet Banking in February 2001 was a noteworthy achievement as 1,490 customers have utilized this service to perform more than 90,000 inquiries in a 10-month period. Our TeleBanc customers have enjoyed the same convenience by making 115,000 inquiries without leaving the comfort of their homes. We will continue to utilize technology to provide needed services at a low cost of delivery.

Our Trust Department is an example of our commitment to meet the financial management needs of customers within the communities we serve. Trust income was up 9% in 2001, and exemplifies the growth we see in estate planning, investments, and financial management services. We want to assist our customers with their retirement and estate planning needs.

We hope that the numerous changes outlined above will position the Bank for growth, improved performance and ultimately enhanced shareholder value. The customer remains the focal point of our vision. We will continue to work harder and smarter to earn and retain our banking relationships. At The Croghan Colonial Bank, we believe "Whatever you do, do it well."

I thank you for your continued interest and support in making Croghan Colonial your Bank of choice.

Sincerely,

Steven C. Futrell
President & CEO
January 2002

CROGHAN BANCSHARES, INC.

DESCRIPTION OF THE CORPORATION

Croghan Bancshares, Inc., an Ohio corporation (the "Corporation" or "Croghan"), is a bank holding company incorporated in 1983 with $366,508,000 in total assets as of December 31, 2001. Croghan owns all of the outstanding shares of The Croghan Colonial Bank (the "Bank"), an Ohio state-chartered bank incorporated in 1888 and headquartered in Fremont, Ohio.

The Bank offers a diverse range of commercial and retail banking services through its nine offices located in Bellevue, Clyde, Fremont, Green Springs, and Monroeville, Ohio. Products are comprised of traditional banking services such as consumer, commercial, agricultural and real estate loans, personal and business checking accounts, savings accounts, time deposit accounts, safe deposit box services, and trust department services. Additionally, investment products bearing no FDIC insurance are offered through the Bank's Invest Division.

MARKET PRICE AND DIVIDENDS ON COMMON STOCK

The Corporation's common stock is quoted on the OTC Bulletin Board. Solely on the basis of transactions that the Corporation has been made aware of, the transaction prices for shares of its common stock for each quarterly period during 2001 and 2000 were as follows:

	2001	2000
First Quarter	$18.50 to 21.50	$16.75 to 25.00
Second Quarter	20.50 to 23.00	17.25 to 21.63
Third Quarter	21.75 to 32.00	13.13 to 19.00
Fourth Quarter	21.00 to 24.00	16.00 to 20.00

Dividends declared by the Corporation on its common stock during the past two years were as follows:

	2001	2000
Three-months ended March 31	$.21	$.20
Three-months ended June 30	.22	.20
Three-months ended September 30	.22	.21
Three-months ended December 31	.22	.21
	$.87	$.82

The holders of record for the Corporation's common stock on December 31, 2001 totaled 764.

AVAILABILITY OF MORE INFORMATION

To obtain a copy of the Corporation's annual report (Form 10-K) filed with the Securities and Exchange Commission, please write to:

Barry F. Luse, Trust Department
Croghan Bancshares, Inc.
323 Croghan Street
Fremont, OH 43420
419-332-7301

CROGHAN BANCSHARES, INC.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

	2001	2000	1999	1998	1997
	Years ended December 31, (Dollars in thousands, except share data)				
Statements of operations:					
Total interest income	$ 25,874	$ 25,589	$ 24,259	$ 25,151	$ 25,056
Total interest expense	10,724	11,067	10,434	11,420	11,228
Net interest income	15,150	14,522	13,825	13,731	13,828
Provision for loan losses	695	435	240	240	180
Net interest income, after provision for loan losses	14,455	14,087	13,585	13,491	13,648
Total non-interest income	2,383	2,302	1,972	1,742	1,514
Total non-interest expenses	11,208	10,992	10,833	10,424	10,446
Income before federal income taxes	5,630	5,397	4,724	4,809	4,716
Federal income taxes	1,935	1,828	1,586	1,649	1,609
Net income	$ 3,695	$ 3,569	$ 3,138	$ 3,160	$ 3,107
Per share of common stock:					
Net income	$ 1.93	$ 1.87	$ 1.65	$ 1.66	$ 1.63
Dividends	.87	.82	.73	.60	.60
Book value	20.87	19.59	18.36	17.70	16.60
Average common shares outstanding	1,913,362	1,910,704	1,906,120	1,903,616	1,903,578
Year end balances:					
Loans, net	$275,020	$255,613	$236,213	$235,941	$235,558
Securities	51,564	58,625	77,432	76,235	69,664
Total assets	366,508	347,432	350,586	350,144	335,040
Deposits	295,003	284,204	294,587	301,456	289,053
Stockholders' equity	39,952	37,466	35,039	33,705	31,590
Average balances:					
Loans, net	$265,349	$242,818	$230,274	$229,463	$224,378
Securities	54,467	71,524	80,203	70,618	72,763
Total assets	355,034	346,661	344,346	337,493	330,879
Deposits	287,840	286,653	294,792	294,225	289,879
Stockholders' equity	39,040	36,251	34,430	32,672	30,520
Selected ratios:					
Net yield on average interest-earning assets	4.60%	4.55%	4.37%	4.40%	4.53%
Return on average assets	1.04	1.03	.91	.94	.94
Return on average stockholders' equity	9.46	9.85	9.11	9.67	10.18
Return on average tangible stockholders' equity	11.34	12.25	11.75	13.08	14.47
Net loan charge-offs as a percent of average outstanding net loans	.22	.16	.20	.15	.01
Allowance for loan losses as a percent of year-end loans	1.20	1.25	1.33	1.43	1.47
Stockholders' equity as a percent of total year-end assets	10.90	10.78	9.99	9.63	9.43

CROGHAN BANCSHARES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following discussion provides additional information relating to Croghan's financial condition and results of operations. This information is presented to further the reader's understanding of Croghan's Consolidated Financial Statements, which appear on pages 15 through 34 of this Annual Report.

FORWARD-LOOKING STATEMENTS

Where appropriate, the following discussion contains the insights of Management into known events and trends that have or may be expected to have a material effect on Croghan's operations and financial condition. The information presented may also contain forward-looking statements regarding future financial performance, which are not historical facts and which involve various risks and uncertainties. The Corporation cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors including regional and national economic conditions, substantial changes in the levels of market interest rates, and competitive and regulatory issues could affect the Corporation's financial performance and cause the actual results for the future periods to differ materially from those anticipated or projected.

Without limiting the foregoing and by way of example and not by way of limitation, some of the statements in the following referenced sections of this discussion and analysis are forward-looking and are, therefore, subject to such risks and uncertainties:

1. Management's discussion relating to the determination and assessment of the provision and allowance for loan losses included under "Provision for Loan Losses and the Allowance for Loan Losses" in the comparison of the results of operations.
2. Management's discussion of a banking center site relocation study included under "Non-Interest Expenses" in the comparison of the results of operations.
3. Management's discussion pertaining to the investment security portfolio included under "Securities" in the comparison of financial condition.
4. Management's discussion of capital requirements included under "Stockholders' Equity" in the comparison of financial position.
5. Management's discussion of interest rate risk exposure included under "Interest Rate Risk" on the future results of operations.
6. Management's discussion of the anticipated effect of goodwill accounting included under "Impact of Recently Adopted Accounting Pronouncements" on the future results of operations.

The Corporation does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

PERFORMANCE SUMMARY

Croghan's net income increased 3.5% to $3,695,000 for the year ended December 31, 2001. This compares to net income of $3,569,000 in 2000 and $3,138,000 in 1999. The increases in net income for 2001 and 2000 were due in large part to loan portfolio growth and improved interest margins.

The 2001 return on average assets was 1.04%, compared to 1.03% in 2000 and .91% in 1999. Croghan's return on average tangible stockholders' equity stood at 11.34% in 2001, compared to 12.25% in 2000 and 11.75% in 1999. Income per share in 2001 amounted to $1.93, compared to $1.87 in 2000 and $1.65 in 1999.

Total assets at December 31, 2001 increased 5.5% to $366,508,000 as compared to 2000's total assets of $347,432,000. Total loans grew to $278,366,000 at December 31, 2001, a 7.5% increase from 2000's total loans of $258,855,000. Total deposits increased modestly to $295,003,000 at December 31, 2001, a 3.8% increase from 2000's total deposits of $284,204,000. Total stockholders' equity at December 31, 2001 amounted to $39,952,000, a 6.6% increase as compared to $37,466,000 in 2000.

NET INTEREST INCOME

Net interest income, which represents the revenue generated from interest-earning assets in excess of the interest cost of funding those assets, is Croghan's principal source of income. Net interest income is influenced by market interest rate conditions and the volume and mix of earning assets and interest-bearing liabilities. Many external factors affect net interest income and typically include the strength of customer loan demand, customer preference for individual deposit account products, competitors' loan and deposit product offerings, the national and local economic climates, and Federal Reserve monetary policy.

The following table demonstrates the components of net interest income for the years ended December 31:

	2001	2000	1999
		(Dollars in thousands)	
Average interest-earning assets	$329,076	$319,105	$316,342
Interest income	25,874	25,589	24,259
Average rate earned	7.86%	8.02%	7.67%
Average interest-bearing liabilities	$278,308	$272,743	$273,914
Interest expense	10,724	11,067	10,434
Average rate paid	3.85%	4.06%	3.81%
Net interest income	$15,150	$ 14,522	$ 13,825
Net interest yield (net interest income divided by average interest-earning assets)	4.60%	4.55%	4.37%

2001 vs. 2000. Net interest income in 2001 increased by $628,000 to $15,150,000, 4.3% above 2000's level of $14,522,000. Average interest-earning assets increased by $9,971,000 with the growth concentrated primarily in the loan portfolio. Average interest-bearing liabilities increased by $5,565,000 as the result of increases in the interest-bearing deposit categories and in borrowed funds. In an effort to stimulate the national economy, the Federal Reserve Open Market Committee lowered managed interest rates by 475 basis points, or 4.75%, throughout 2001. Croghan was able to react to these changes and, as noted in the table, increased its net interest yield by 5 basis points to 4.60%.

2000 vs. 1999. Net interest income in 2000 increased by $697,000 to $14,522,000 or 5.0% above 1999's level of $13,825,000. Average interest-earning assets increased by $2,763,000 and average interest-bearing liabilities decreased by $1,171,000. Croghan was able to increase its net interest yield by 18 basis points in 2000 driven by improvement in the average earning rate on assets that occurred throughout the year.

PROVISION FOR LOAN LOSSES AND THE ALLOWANCE FOR LOAN LOSSES

During 2001, Croghan completed a comprehensive review of its loan policy to ensure the continued adequacy of guidelines for managing both credit risk and asset quality. The policy details acceptable lending practices, establishes loan-grading classifications, and stipulates the use of a loan review process. The loan review process, which is conducted by an outside credit review firm, is designed to facilitate the early identification of problem loans, helps to ensure sound credit decisions, and aids in determining the amount of the provision for loan losses. Croghan's loan policy ultimately seeks to minimize the uncertainties associated with the lending function.

On a quarterly basis, Croghan determines its investment in impaired nonresidential real estate and commercial loans and also accomplishes an in-depth analysis of the overall adequacy of its allowance for loan losses. A nonresidential real estate or commercial loan is considered impaired when, based on the most current information available, it appears probable that the borrower will not be able to make payments according to the contractual terms of the loan agreement. Impaired loans are then recorded at the observable market price of the loan, the fair value of the underlying collateral (if the loan is collateral dependent), or the present value of the expected future cash flows discounted at the loan's effective interest rate.

To determine the adequacy of the allowance for loan losses, Croghan performs a detailed quarterly analysis that focuses on delinquency trends within each loan category (i.e., commercial, real estate, and consumer), the status of non-performing loans (i.e., impaired, nonaccrual, and restructured loans, and loans past due 90 days or more), current and historical trends of charged-off loans within each loan category, existing local and national economic conditions, and changes within the volume and mix within each loan category. Additionally, loans that are graded as special mention, substandard, doubtful, or partially charged-off are evaluated for their loss potential. For loans of $50,000 or more, this evaluation typically includes a review of the loan's past performance history, a comparison of the estimated collateral value in relation to the outstanding loan balance, the overall financial strength of the borrower, industry risks pertinent to the borrower, and competitive trends that may influence the borrower's future financial performance.

Monthly provisions are then made in amounts sufficient to maintain the balance in the allowance for loan losses at a level considered by management to be adequate for potential losses within the portfolio. Even though management uses all available information to assess possible loan losses, future additions to the allowance may be required as changes occur in economic conditions and specific borrower circumstances. The regulatory agencies that periodically review Croghan's allowance for loan losses may also require additions to the allowance or the charge-off of specific loans based upon the information available to them at the time of their examinations.

The following table details factors relating to the provision and allowance for loan losses for the years ended December 31:

	2001	2000	1999
		(Dollars in thousands)	
Provision for loan losses charged to expense	$ 695	$ 435	$ 240
Net loan charge-offs	591	389	462
Net loan charge-offs as a percent of average outstanding net loans	.22%	.16%	.20%
Nonaccrual loans	$2,241	$ 628	$ 392
Loans contractually past due 90 days or more	771	1,144	2,144
Restructured loans	-	-	-
Potential problem loans, other than those past due 90 days or more, nonaccrual, or restructured	5,949	1,602	1,176
Allowance for loan losses	3,346	3,242	3,196
Allowance for loan losses as a percent of year-end loans	1.20%	1.25%	1.33%

2001 vs. 2000. The provision for loan losses was $695,000 in 2001 compared to $435,000 in 2000. The higher provision was a result of the continued slowing of the national and local economies and emerging trends within the loan portfolio. Loans in nonaccrual status increased from $628,000 in 2000 to $2,241,000 in 2001 and potential problem loans increased from $1,602,000 in 2000 to $5,949,000 in 2001. The 2001 nonaccrual amount includes one nonresidential real estate loan totaling $813,000 and the 2001 potential problem loan amount includes two nonresidential real estate loans totaling $4,150,000. These three loans are collateralized by commercial real estate with appraised values well in excess of the loan amounts. Additionally, the two potential problem loans are not currently past due and, since origination, have never been past due more than 10 days. Net loan charge-offs in 2001 of $591,000 included $398,000 attributable to the consumer loan portfolio. Management began reviewing consumer loan underwriting standards in 1999 and continued to tighten standards throughout 2000 and 2001 as the economy slipped into recession.

2000 vs. 1999. The provision for loan losses in 2000 was $435,000 compared to $240,000 in 1999. The higher provision was a result of increased loan growth and management's perceived slowing down of economic conditions during the latter half of 2000. A positive trend in the loan portfolio at December 31, 2000 was a $1,000,000 decrease in loans contractually past due 90 days or more to $1,144,000. Negative trends included a $236,000 increase in nonaccrual loans and a $426,000 increase in other potential problem loans. Net loan charge-offs in 2000 of $389,000 included $294,000 attributable to the consumer loan portfolio and, as previously noted, underwriting standards were enhanced in an effort to mitigate the possible loss exposure.

NON-INTEREST INCOME

Non-interest income is comprised of the items detailed in the following table which summarizes such income for the years ended December 31:

	2001	2000	1999
		(Dollars in thousands)	
Trust income	$ 522	$ 479	$ 430
Service charges on deposit accounts	936	920	829
Gain on sale of securities	41	-	2
Gain on sale of loans to Freddie Mac	-	-	4
Other operating income	884	903	707
Total non-interest income	$2,383	$2,302	$1,972

2001 vs. 2000. Non-interest income in 2001 increased to $2,383,000 compared to $2,302,000 earned in 2000. This represents an increase of $81,000 or 3.5% between comparable periods. Trust income increased $43,000 or 9.0% from the 2000 level. Services offered by the Trust Department include qualified retirement plans (e.g., 401k and simple plans), personal trusts, investment management accounts, and cash management accounts. The Trust Department held $86,175,000 in assets for 511 clients at December 31, 2001 compared to $83,873,000 in assets at December 31, 2000. Trust fees are highly dependent upon the aggregate market value of the accounts serviced and 2001 results were therefore hampered by depressed stock prices which occurred throughout most of the year.

Service charges on deposit accounts increased $16,000 or 1.7% from the 2000 level. A comprehensive review of all service charges is planned to occur during 2002 to ensure the competitiveness of Croghan's overall fee structure. Net securities gains amounted to $41,000 in 2001 with no such gains reported in 2000. The 2001 gains were realized upon the sale of U.S. Treasury and U.S. Government Agency investment securities with less than one year remaining until their stated final maturity dates. Alternative investments maturing over longer time horizons were then purchased to replace those securities that were sold.

Other operating income decreased by $19,000 or 2.1% from the amount reported in 2000. In 1999, the Bank purchased split-dollar life insurance contracts on behalf of its executive officers. In addition to the cash surrender value of the contracts, the Bank will receive 20% of the net insurance proceeds upon the death of the insured officer. The increase in the cash value of these policies accumulates on a tax-exempt basis and this tax savings is used to fund supplemental retirement benefits for the named executives. The cash value of these policies, totaling $3,511,000 at December 31, 2001 and $3,345,000 at December 31, 2000, is included in other assets in the consolidated balance sheets. The 2001 increase in the cash value of these policies, which is included as a component of other operating income, amounted to $166,000 in 2001 compared to $154,000 in 2000.

Also included in other operating income are fees generated by Croghan's Invest Division which markets non-FDIC insured investment products such as mutual funds and annuities. Fees generated by the Invest Division decreased by $62,000 or 46.6% in 2001 due to the weak performance of the stock markets which resulted in a relatively unattractive environment for many of the investment products. Other items of note that comprise other operating income include ATM surcharge fees, MasterCard merchant fees, safe deposit box fees, credit life commissions, and fees from the sale of official checks and money orders.

2000 vs. 1999. Non-interest income in 2000 increased to $2,302,000 compared to $1,972,000 earned in 1999. This represents an increase of $330,000 or 16.7% between comparable periods. Trust income increased $49,000 or 11.4% from the 1999 level. The Trust Department held a total of $83,873,000 in assets for 549 clients at December 31, 2000 compared to $84,468,000 in assets for 512 clients at December 31, 1999. As previously noted, Trust fees are highly dependent upon the aggregate market value of the accounts serviced and 2000 results were positively impacted by somewhat stable equity prices throughout the year.

Service charges on deposit accounts increased $91,000 or 11.0% from the 1999 level. Croghan had no realized securities gains or losses in 2000 compared to $2,000 in net realized gains reported in 1999. The net gains resulted from the sale of U.S. Treasury Notes that were maturing in less than one year with the proceeds then invested into securities with maturity horizons of approximately two years.

Other operating income increased by $196,000 or 27.7% from the amount reported in 1999. The cash value of the split-dollar life insurance contracts totaled $3,345,000 at December 31, 2000 compared to $3,191,000 at December 31, 1999. The increase in the cash values of the policies during 2000 amounted to $154,000 compared to $97,000 in 1999. Fees generated by Croghan's Invest Division increased by $45,000 or 51.1% in 2000 compared to a $43,000 decrease that had occurred in 1999.

NON-INTEREST EXPENSES

Non-interest expenses are comprised of the items detailed in the following table which summarizes such expenses for the years ended December 31:

	2001	2000	1999
		(Dollars in thousands)	
Compensation	$ 4,694	$ 4,727	$ 4,699
Benefits	1,421	1,291	1,385
Total personnel expense	6,115	6,018	6,084
Occupancy of premises	631	627	632
Equipment expense	809	832	805
Amortization of goodwill	638	638	638
State franchise and other taxes	370	365	338
Professional and consulting services	348	250	146
MasterCard franchise and processing fees	298	332	322
Postage	246	264	238
Advertising and marketing	194	200	205
Stationery and supplies	164	212	217
Third party computer processing	150	129	111
Examination expense	124	128	129
Telephone	119	127	127
Other operating expenses	1,002	870	841
Total non-interest expenses	$11,208	$10,992	$10,833

2001 vs. 2000. Non-interest expenses in 2001 increased to $11,208,000 compared to $10,992,000 in 2000. This represents an increase of $216,000 or 2.0% between comparable periods. Total personnel expense increased $97,000 or 1.6% between comparable periods. Compensation costs in 2001 were impacted by a total of $103,000 for severance packages paid in November. At that time, a plan was implemented which resulted in a 10% reduction in full-time equivalent employees. The plan stemmed from an Organizational Audit that was accomplished over a two-month period using the expertise of two outside consulting firms. The number of full-time equivalent employees totaled 145 at December 31, 2001 as compared to 170 at December 31, 2000. The benefits expense increase in 2001 was due primarily to increased health insurance costs, which are common to many industries and companies across the country.

Other expenses worthy of note, those which changed by more than $25,000 between 2001 and 2000, include professional and consulting services, MasterCard franchise and processing fees, stationery and supplies costs, and other operating expenses. Professional and consulting services increased by $98,000 or 39.2% in 2001. As previously indicated, fees were paid to consulting firms to assist in an evaluation of Croghan's organizational structure. Also of significant note were increased professional expenses related to shareholder matters, loan review services, internal audit assistance provided by a third party accounting firm, and legal expenses associated with the outplacement of staff members.

MasterCard franchise and processing fees decreased by $34,000 or 10.2% in 2001. During the year, the various cardholder programs were consolidated which ultimately translated into cost savings. Stationery and supplies costs decreased by $48,000 or 22.6% in 2001 as all forms and materials used throughout the Bank were reviewed. Significant volumes of paper were also reduced upon the implementation of computer technology that allowed for the optical disk storage of many of the reports that were previously produced in paper format.

Other operating expenses increased by $132,000 or 15.2% in 2001 between comparable periods. Included in this category is $248,000 for the write-down in the book value of the Clyde Banking Center. A study of the banking center during 2001 concluded that the current Clyde facility was not adequate to meet the future needs of the Bank. Hence, alternative site locations are being examined with the intention to relocate, via acquisition or new construction, to a new facility within the next 12 to 24 months. An independent appraisal of the Clyde Office property was performed and the future cash flows associated with the facility were estimated. Based on this analysis, the book value of the property was then written-down to the amount of the estimated cash flows.

Additional expense categories included in other operating expenses include miscellaneous employee expenses, fidelity and liability insurance, director and committee fees, loan origination and collection expenses, dues and subscriptions, ATM network fees, software amortization costs, correspondent bank service charges, and charitable donations.

2000 vs. 1999. Non-interest expenses in 2000 increased to $10,992,000 compared to $10,833,000 in 1999. This represents an increase of $159,000 or 1.5% between comparable periods. Total personnel expense decreased $66,000 or 1.1% between comparable periods. Compensation costs increased slightly in 2000 with the decrease in benefits cost more than offsetting the slight rise. The number of full-time equivalent employees in 2000 was reduced to 170, compared to 182 at December 31, 1999.

Other expenses of note, those which changed by more than $25,000 between 2000 and 1999, include equipment expenses, state franchise and other taxes, professional and consulting services, postage, and other operating expenses. Equipment expenses increased $27,000 or 3.4% in 2000 related in part to costs associated with the necessary hardware and software products required to deliver on-line banking services.

State franchise taxes, which are based upon Croghan's capital structure, and other taxes increased by $27,000 or 8.0% in 2000. The increase can be attributed to growth in the related capital level which is used as a basis for computing the amount of tax due. Professional and consulting services increased by $104,000 or 71.2% in 2000. Major portions of this increase are the result of a decision made in late 1999 to have internal audit services provided by a third party accounting firm and additional legal expenses associated with shareholder matters.

Postage costs increased by $26,000 or 10.9% in 2000 as the result of higher rates imposed by the postal service. Other operating expenses increased by $29,000 or 3.4% in 2000. This increase was spread amongst many of the 15 various expense items that are included in this category, with none of the changes of a material nature to warrant comment.

FEDERAL INCOME TAXES

Federal income tax expense totaled $1,935,000 in 2001, compared to $1,828,000 in 2000 and $1,586,000 in 1999. The effective tax rate in 2001 was 34.4% compared to 33.9% in 2000 and 33.6% in 1999. The effective tax rate in all three years reflects the disallowance of any tax deduction for goodwill amortization.

SECURITIES

Croghan's investment security portfolio is used to enhance net interest income, to provide liquidity in the event of unforeseen cash flow needs, and to diversify financial risk. Croghan currently classifies $45,840,000, or almost 90%, of its securities as available-for-sale. The remaining securities, totaling $5,724,000, are classified as held-to-maturity. Available-for-sale securities are reported at their fair values with the net unrealized gain or loss reported as accumulated other comprehensive income (loss). Conversely, held-to-maturity securities are reported at amortized cost.

Croghan's available-for-sale investment portfolio is comprised primarily of U.S. Treasury and U.S. Government Agency obligations. The fair value of such holdings totaled $35,658,000 at December 31, 2001 compared to $41,096,000 at December 31, 2000. Croghan also invests in obligations of state and political subdivisions and carries such securities in the available-for-sale portfolio. The fair value of these investments totaled $10,182,000 at December 31, 2001 compared to $12,406,000 at December 31, 2000.

Croghan's held-to-maturity investment portfolio contains primarily debt obligations of domestic corporations and stock issuances of the Federal Reserve Bank of Cleveland and the Federal Home Loan Bank of Cincinnati. The amortized cost of these investments totaled $5,724,000 at December 31, 2001 compared to $5,123,000 at December 31, 2000. Funding needs to sustain loan growth during 2001 resulted in a reduction in the security portfolio of $7,061,000 or 12.0%.

LOANS

Total loans at December 31, 2001 increased by $19,511,00 or 7.5% over December 31, 2000. The following table summarizes total loans and the percent change by major category as of December 31:

	2001	2000	Percent Change
	(Dollars in thousands)		
Commercial, financial and agricultural	$ 32,648	$ 31,040	5.2 %
Real estate – residential mortgage	112,497	110,388	1.9 %
Real estate – nonresidential mortgage	72,036	63,059	14.2 %
Real estate – construction	10,762	960	1021.0 %
Consumer	47,831	50,714	(5.7) %
Credit card	2,592	2,694	(3.8) %
Total loans	$278,366	$258,855	7.5 %

As can be determined from the preceding table, increases occurred in commercial, financial, and agricultural loans, residential real estate loans, nonresidential real estate loans, and construction real estate loans. Consumer and credit card loans were subject to modest declines. Of significant note within the table is a $9,802,000 increase in construction real estate loans. These loans are made to finance both residential and nonresidential land development prior to erecting new structures and to finance the construction of new homes or buildings and additions to existing homes or buildings. A favorable interest rate environment coupled with a renewed focus on the commercial, nonresidential real estate, and construction real estate sectors fueled total loan growth.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

Deposits and other interest-bearing liabilities at December 31, 2001 increased by $16,511,000 or 5.4% over December 31, 2000. Deposits and other interest-bearing liabilities serve as a primary source of cash flows to fund loan demand and are summarized in the following table as of December 31:

	2001	2000	Percent Change
	(Dollars in thousands)		
Demand, non-interest bearing	$ 38,453	$ 34,865	10.3 %
Savings, NOW and Money Market deposits	122,651	114,993	6.7 %
Time deposits	133,899	134,346	(0.3)%
Total deposits	295,003	284,204	3.8 %
Federal funds purchased and securities sold under repurchase agreements	12,721	14,009	(9.2)%
Federal Home Loan Bank borrowings	16,000	9,000	77.8 %
Total deposits and other interest-bearing liabilities	$323,724	$307,213	5.4 %

As can be determined from the preceding table, non-interest bearing demand deposits and savings, NOW and money market deposits increased in 2001. Time deposits experienced a small decline throughout the year. One assumed reason for the overall increase was the relatively poor performance of the equity markets throughout 2001, which caused some investors to seek the safe-haven of the FDIC-insured deposit products offered by Croghan. Deposit product offerings and rates will continue to be monitored throughout 2002 in the wake of competition within Croghan's market areas and the required cash flow needs to fund anticipated loan growth.

Other interest-bearing liabilities, consisting of Federal Home Loan Bank borrowings and federal funds purchased, increased by $5,712,000 to $28,721,000 at December 31, 2001 from $23,009,000 at December 31, 2000. The 2001 increase in other interest-bearing liabilities, which was concentrated in additional borrowings from the Federal Home Loan Bank of Cincinnati, was used to fund loan growth throughout 2001.

STOCKHOLDERS' EQUITY

Croghan's stockholders' equity at December 31 is summarized in the following table:

	2001	2000
	(Dollars in thousands)	
Common stock	$23,926	$23,906
Surplus	117	102
Retained earnings	15,509	13,479
Accumulated other comprehensive income (loss)	400	(21)
Total stockholders' equity	$39,952	$37,466

Accumulated other comprehensive income (loss) consists of the net unrealized gain (loss) on securities classified as available-for-sale. At December 31, 2001, Croghan held $45,840,000 in available-for-sale securities with a net unrealized gain of $400,000, net of income taxes. This compares to holdings at December 31, 2000 of available-for-sale securities totaling $53,502,000 with a net unrealized loss of $21,000, net of income taxes. The net change of $421,000 in the unrealized gain (loss) was the result of lower market interest rates for debt securities at the end of 2001 as compared to 2000. This change in rates caused the market values of many of Croghan's securities to rise resulting in unrealized gains on many of those issues. Since management believes that none of its investment securities are permanently impaired, there were no charges to operations in either 2001 or 2000.

Both the Corporation and the Bank are subject to the capital requirements that have been established by the Federal Reserve Board. To be considered as "well capitalized" under prompt corrective action provisions, the Bank must have a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. At December 31, 2001, the Bank was deemed "well capitalized" with a Tier I risk-based capital ratio of 12.5% and a total risk-based capital ratio of 13.8%. Reference to Note 13, entitled "Regulatory Matters", in Croghan's Consolidated Financial Statements provides a detailed analysis of both the Corporation's and the Bank's capital amounts and related ratios.

LIQUIDITY

Croghan's primary sources of liquidity are derived from its core deposit base and stockholders' equity position. Secondary liquidity is provided through daily adjustments in the federal funds sold or purchased positions, by actively managing the investment portfolio, and by the ability to borrow funds from correspondent banks under established lines of credit. At December 31, 2001, Croghan had a federal funds sold position of $7,700,000 which was invested with two of its correspondent banks. This compares to $700,000 in federal funds which were purchased from a correspondent bank at December 31, 2000. Federal funds sold are immediately available to Croghan for daily liquidity needs, whereas federal funds purchased must be repaid to correspondent banks on a daily basis.

Croghan also maintains a portion of its assets in liquid form to meet anticipated customer loan demands and fund possible deposit account withdrawals. At December 31, 2001, liquid assets in the form of cash and due from banks totaled $13,649,000 or 3.7% of total assets. Croghan believes that these highly liquid assets, in addition to a staggered maturity schedule within the investment portfolio and cash flows from loan repayments, provide adequate liquidity for day-to-day operations.

Croghan's liquidity needs, primarily the need to pay Corporation expenses and quarterly cash dividends to shareholders, are funded by upstream-dividends from the Bank subsidiary. Dividends paid to the Corporation by the Bank totaled $1,725,000 in 2001, $1,617,000 in 2000, and $1,877,000 in 1999. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. In general, and subject to certain minimum capital requirements, the Bank may declare a dividend at any time without the approval of the State of Ohio Division of Financial Institutions provided its dividends in a calendar year do not exceed the total of its net profits for that year combined with its retained profits for the two preceding years. Under these provisions, approximately $4,106,000 was available for dividends on January 1, 2002, without the need to obtain approval from the State Of Ohio Division of Financial Institutions.

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies, including those described above for "well-capitalized" institutions as established by the Federal Reserve Board. Failure to meet minimum capital requirements can result in the initiation of certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material adverse effect on Croghan's financial statements. Management believes, as of December 31, 2001 and 2000, that the Corporation and the Bank met all capital adequacy requirements which might apply.

INTEREST RATE RISK

Interest rate risk is one of Croghan's most significant financial exposures. This risk, which is common to the financial institution sector, is an integral part of Croghan's operations and impacts the rate pricing strategy for essentially all loan and deposit products. The management and oversight for interest rate risk, including the establishment of acceptable guidelines, is the responsibility of the Asset/Liability Management Committee (ALCO). The ALCO committee, and the associated Asset/Liability Management Policy, seeks to quantify and monitor the risk, to adequately provide for liquidity needs, and to maximize net interest income by managing net interest yield.

Croghan monitors its interest rate risk through a sensitivity analysis, which attempts to measure potential changes in future earnings and the fair values of its financial instruments, that could result from hypothetical changes in interest rates. The first step in this analysis is to estimate the expected cash flows from Croghan's financial instruments using the interest rates in effect at December 31, 2001. To arrive at fair value estimates, the cash flows from Croghan's financial instruments are discounted at their approximated present values.

Hypothetical changes in interest rates are applied to those financial instruments, and the cash flows and fair value estimations are then simulated. When calculating the net interest income estimations, hypothetical rates are applied to the financial instruments based upon the assumed cash flows. Croghan applies interest rate "shocks" to its financial instruments of 200 basis points (up and down) for the value of its equity and of 100 basis points (up and down) for its net interest income. The following table presents the potential sensitivity in Croghan's annual net interest income to a 100 basis-point (or 1.0%) change in market interest rates and the potential sensitivity in the present value of Croghan's equity if a sudden and sustained 200 basis-point (or 2.0%) change in market interest rates occurred:

	December 31, 2001	December 31, 2001	ALCO Guidelines
Annual Net Interest Income Impact	Change in Dollars ($)	Change in Percent (%)	For the Change in Percent (%)
For a Change of + 100 Basis Points	(95,000)	(.59)	(10.0)
For a Change of – 100 Basis Points	86,000	.54	10.0
Impact on the Net Present Value of Equity			
For a Change of + 200 Basis Points	(12,948,000)	(26.6)	(30.0)
For a Change of – 200 Basis Points	9,702,000	20.0	30.0

As indicated in the preceding table, the projected volatility of net interest income and of the net present value of equity at December 31, 2001 were within Croghan's established guidelines. The preceding analysis encompasses the use of a variety of assumptions, including the relative levels of market interest rates, loan prepayments, and the possible reaction of depositors to changes in interest rates. The analysis simulates possible outcomes and should not be relied upon as being indicative of actual results. Additionally, the analysis does not necessarily contemplate all of the actions that Croghan could undertake in response to changes in market interest rates.

IMPACT OF RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets" which addresses financial reporting and accounting for goodwill and other intangible assets acquired in a business combination. Under the provisions of Statement 142, goodwill will no longer be amortized but will be tested for impairment, which is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Croghan will be adopting the provisions of Statement 142 effective January 1, 2002, with respect to the goodwill resulting from the 1996 acquisition of Union Bancshares Corp.

Croghan's goodwill amortization in 2001 totaled $638,000 and the unamortized balance in goodwill at December 31, 2001 totaled $6,113,000. As defined within the scope of the new accounting rules, Croghan obtained a goodwill valuation as of January 1, 2002. The valuation indicated that there was no goodwill impairment and consequently Croghan will not be required to report any goodwill impairment as of January 1, 2002. Croghan's goodwill will now be tested each year for possible impairment and written down when necessary.

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Stockholders and Board of Directors
Croghan Bancshares, Inc.
Fremont, Ohio

We have audited the accompanying consolidated balance sheets of Croghan Bancshares, Inc. and its subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Croghan Bancshares, Inc. and its subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Clifton Gunderson LLP

Toledo, Ohio
January 11, 2002

Croghan Bancshares, Inc.

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2001	December 31, 2000
	(Dollars in thousands, except par value)	
CASH AND CASH EQUIVALENTS		
Cash and due from banks	$ 13,649	$ 13,046
Interest-bearing deposits in other banks	-	8
Federal funds sold	7,700	-
Total cash and cash equivalents	21,349	13,054
SECURITIES		
Available-for-sale, at fair value	45,840	53,502
Held-to-maturity, at amortized cost, fair value of $5,802 in 2001 and $5,088 in 2000	5,724	5,123
Total securities	51,564	58,625
LOANS	278,366	258,855
Less: Allowance for loan losses	3,346	3,242
Net loans	275,020	255,613
PREMISES AND EQUIPMENT, NET	6,133	6,756
ACCRUED INTEREST RECEIVABLE	2,270	2,738
GOODWILL	6,113	6,751
OTHER ASSETS	4,059	3,895
TOTAL ASSETS	$366,508	$347,432
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Demand, non-interest bearing	$ 38,453	$ 34,865
Savings, NOW and Money Market deposits	122,651	114,993
Time	133,899	134,346
Total deposits	295,003	284,204
Federal funds purchased and securities sold under repurchase agreements	12,721	14,009
Federal Home Loan Bank borrowings	16,000	9,000
Dividends payable	421	402
Other liabilities	2,411	2,351
Total liabilities	326,556	309,966
STOCKHOLDERS' EQUITY		
Common stock, $12.50 par value. Authorized 3,000,000 shares; issued and outstanding 1,914,109 shares and 1,912,458 shares in 2001 and 2000, respectively	23,926	23,906
Surplus	117	102
Retained earnings	15,509	13,479
Accumulated other comprehensive income (loss):		
Net unrealized gain (loss) on available-for-sale securities	400	(21)
Total stockholders' equity	39,952	37,466
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$366,508	$347,432

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

CROGHAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2001	2000	1999
	(Dollars in thousands, except per share data)		
INTEREST AND DIVIDEND INCOME			
Loans, including fees	$22,697	$21,624	$19,900
Securities:			
U.S. Treasury	349	882	1,315
Obligations of U.S. Government agencies and corporations	1,714	2,060	1,933
Obligations of states and political subdivisions	545	606	714
Other	327	306	267
Federal funds sold	242	111	130
Total interest and dividend income	25,874	25,589	24,259
INTEREST EXPENSE			
Deposits	9,461	9,811	9,782
Other borrowings	1,263	1,256	652
Total interest expense	10,724	11,067	10,434
Net interest income	15,150	14,522	13,825
PROVISION FOR LOAN LOSSES	695	435	240
Net interest income, after provision for loan losses	14,455	14,087	13,585
NON-INTEREST INCOME			
Trust income	522	479	430
Service charges on deposit accounts	936	920	829
Gain on sale of securities	41	-	2
Gain on sale of loans	-	-	4
Other	884	903	707
Total non-interest income	2,383	2,302	1,972
NON-INTEREST EXPENSES			
Salaries, wages and employee benefits	6,115	6,018	6,084
Occupancy of premises	631	627	632
Amortization of goodwill	638	638	638
Other operating	3,824	3,709	3,479
Total non-interest expenses	11,208	10,992	10,833
Income before federal income taxes	5,630	5,397	4,724
FEDERAL INCOME TAXES	1,935	1,828	1,586
NET INCOME	$ 3,695	$ 3,569	$ 3,138
NET INCOME PER SHARE, based on 1,913,362 shares in 2001, 1,910,704 shares in 2000 and 1,906,120 shares in 1999, respectively	$ 1.93	$ 1.87	$ 1.65

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2001, 2000 and 1999

	Common stock	Surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
	(Dollars in thousands, except per share data)				
BALANCE AT DECEMBER 31, 1998	$23,797	$ 3	$ 9,731	$ 174	$ 33,705
Comprehensive income:					
Net income	-	-	3,138	-	3,138
Change in net unrealized gain (loss), net of reclassification adjustments and related income taxes	-	-	-	(539)	(539)
Total comprehensive income	-	-	-	-	2,599
Issuance of 4,454 shares of common stock	56	71	-	-	127
Cash dividends declared, $.73 per share	-	-	(1,392)	-	(1,392)
BALANCE AT DECEMBER 31, 1999	23,853	74	11,477	(365)	35,039
Comprehensive income:					
Net income	-	-	3,569	-	3,569
Change in net unrealized gain (loss), net of reclassification adjustments and related income taxes	-	-	-	344	344
Total comprehensive income	-	-	-	-	3,913
Issuance of 4,250 shares of common stock	53	28	-	-	81
Cash dividends declared, $.82 per share	-	-	(1,567)	-	(1,567)
BALANCE AT DECEMBER 31, 2000	23,906	102	13,479	(21)	37,466
Comprehensive income:					
Net income	-	-	3,695	-	3,695
Change in net unrealized gain (loss), net of reclassification adjustments and related income taxes	-	-	-	421	421
Total comprehensive income	-	-	-	-	4,116
Issuance of 1,651 shares of common stock	20	15	-	-	35
Cash dividends declared, $.87 per share	-	-	(1,665)	-	(1,665)
BALANCE AT DECEMBER 31, 2001	$23,926	$ 117	$15,509	$ 400	$39,952

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

Croghan Bancshares, Inc.

Consolidated Statements of Cash Flows

	Years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 3,695	$ 3,569	$ 3,138
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,258	1,305	1,268
Provision for loan losses	695	435	240
Write-down on impairment of premises	248	-	-
Deferred federal income taxes	(170)	(65)	156
Federal Home Loan Bank stock dividends	(109)	(111)	(99)
Increase in cash value of split-dollar life insurance policies	(171)	(154)	(97)
Net amortization of security premiums and discounts	159	90	96
Provision for deferred compensation	58	35	25
Gain on sale of securities	(41)	-	(2)
Gain on sale of loans	-	-	(4)
Loss on disposal of equipment	1	1	16
Decrease (increase) in accrued interest receivable	468	(132)	146
Decrease (increase) in other assets	49	206	(25)
Increase (decrease) in other liabilities	(41)	369	(290)
Net cash provided by operating activities	6,099	5,548	4,568
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities of securities	34,045	26,811	30,827
Proceeds from sales of available-for-sale securities	5,041	-	2,000
Proceeds from sale of loans	-	-	869
Proceeds from sale of equipment	-	13	5
Proceeds from cancellation of life insurance policy	455	-	-
Payment of single premiums on split-dollar life insurance policies	(450)	-	(3,094)
Purchase of securities:			
Available-for-sale	(30,882)	(6,749)	(26,749)
Held-to-maturity	(514)	(713)	(8,088)
Net increase in loans	(20,153)	(19,835)	(1,383)
Additions to premises and equipment	(243)	(313)	(168)
Net cash used in investing activities	(12,701)	(786)	(5,781)

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in deposits	$ 10,799	$(10,301)	$ (6,728)
Increase (decrease) in federal funds purchased and securities sold under repurchase agreements	(1,288)	2,247	2,622
Borrowed funds:			
Proceeds	14,000	7,000	5,000
Repayments	(7,000)	(5,000)	(1,335)
Proceeds from issuance of common stock	35	81	127
Cash dividends paid	(1,646)	(1,528)	(1,314)
Payment of deferred compensation	(3)	-	-
Net cash provided by (used in) financing activities	14,897	(7,501)	(1,628)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,295	(2,739)	(2,841)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,054	15,793	18,634
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 21,349	$ 13,054	$ 15,793
SUPPLEMENTAL DISCLOSURES			
Cash paid during the year for:			
Interest	$ 10,893	$ 11,033	$ 10,732
Federal income taxes	$ 2,120	$ 1,765	$ 1,445
Non-cash operating activities:			
Change in deferred income taxes on net unrealized gain (loss) on available-for-sale securities	$ 217	$ 177	$ (278)
Non-cash investing activities:			
Change in net unrealized gain (loss) on available-for-sale securities	$ 638	$ 521	$ (817)
Transfer of securities from held-to-maturity to available-for-sale	$ -	$ 31,828	$ -
Transfer of loans to other real estate owned	$ 50	$ -	$ -

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

Croghan Bancshares, Inc. (the "Corporation") was incorporated on September 27, 1983 in the state of Ohio. The Corporation is a bank holding company and has one wholly-owned subsidiary, The Croghan Colonial Bank (the "Bank"). The Corporation, through its subsidiary, operates in one industry segment, the commercial banking industry. The Bank, an Ohio chartered bank organized in 1888, has its main office in Fremont, Ohio and has branch offices located in Fremont, Bellevue, Clyde, Green Springs, and Monroeville, Ohio. The Bank's primary source of revenue is providing loans to customers primarily located in Sandusky County, the Village of Green Springs, and the northwest portion of Huron County which includes the City of Bellevue and Village of Monroeville. Such customers are predominantly small and middle-market businesses and individuals.

Significant accounting policies followed by the Corporation are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during each reporting period. Actual results could differ from those estimates. The most significant area involving the use of management's estimates and assumptions is the allowance for loan losses.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

The Bank established a trust department in 1990 and the assets held by the Bank in fiduciary or agency capacities for its customers are not included in the consolidated balance sheets as such items are not assets of the Bank.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold which mature overnight or within four days.

SECURITIES

The Bank's securities are designated at the time of purchase as either held-to-maturity or available-for-sale. Securities designated as held-to-maturity are carried at their amortized cost. Securities designated as available-for-sale are carried at fair value, with unrealized gains and losses, net of applicable income taxes, on such securities recognized as a separate component of stockholders' equity.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest and dividends on securities.

Gains and losses on sales of securities are accounted for on a completed transaction basis, using the specific identification method, and are included in non-interest income.

LOANS

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are stated at their outstanding principal amount, adjusted for loan fees and costs and net of an allowance for loan losses. Interest is accrued as earned based upon the daily outstanding principal balance.

LOANS (CONTINUED)

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card and other personal loans are typically charged-off no later than 180 days past due. All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

OTHER REAL ESTATE OWNED

Other real estate owned represents property acquired through foreclosure or deeded to the Bank in lieu of foreclosure on real estate mortgage loans on which the borrowers have defaulted as to payment of principal and interest. Other real estate owned is recorded at the lower of cost or fair value, less estimated costs to sell, and any loan balance in excess of fair value is charged to the allowance for loan losses. Subsequent write-downs are included in other operating expense, as are gains or losses upon sale and expenses related to maintenance of the properties.

PREMISES AND EQUIPMENT

Premises and equipment is stated at cost, less accumulated depreciation. Upon the sale or disposition of the assets, the difference between the depreciated cost and proceeds is charged or credited to income. Depreciation is determined based on the estimated useful lives of the individual assets (typically 20 to 40 years for buildings and 3 to 10 years for equipment) and is computed using both accelerated and straight-line methods.

GOODWILL

Goodwill arising from the 1996 purchase of Union Bancshares Corp. is being amortized on a straight-line basis over a period of 15 years. Amortization of goodwill will cease effective January 1, 2002, as more fully described in Note 17.

ADVERTISING COSTS

All advertising costs are expensed as incurred.

FEDERAL INCOME TAXES

Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

The Bank is not currently subject to state and local income taxes.

COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

PER SHARE DATA

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each year, after restatement for stock dividends. This computation is referred to as "basic earnings per share".

Dividends per share are based on the number of shares outstanding at the declaration date, after restatement for stock dividends.

This information is an integral part of the accompanying consolidated financial statements.

NOTE 1 - SECURITIES

The amortized cost and fair value of securities as of December 31, 2001 and 2000 are as follows:

	2001		2000	
	Amortized cost	Fair value	Amortized cost	Fair value
	(Dollars in thousands)			
Available-for-sale:				
U.S. Treasury securities	$ 1,017	$ 1,038	$11,998	$12,014
Obligations of U.S. Government agencies and corporations	34,105	34,620	29,194	29,082
Obligations of states and political subdivisions	10,112	10,182	12,342	12,406
Total available-for-sale	45,234	45,840	53,534	53,502
Held-to-maturity – other securities	5,724	5,802	5,123	5,088
Total	$50,958	$51,642	$58,657	$58,590

A summary of gross unrealized gains and losses on securities at December 31, 2001 and 2000 follows:

	2001		2000	
	Gross unrealized gains	Gross unrealized losses	Gross unrealized gains	Gross unrealized losses
	(Dollars in thousands)			
Available-for-sale:				
U.S. Treasury securities	$ 21	$ -	$ 23	$ 8
Obligations of U.S. Government agencies and corporations	627	112	23	135
Obligations of states and political subdivisions	123	53	75	10
Total available-for-sale	771	165	121	153
Held-to-maturity – other securities	78	-	-	35
Total	$ 849	$ 165	$ 121	$ 188

Effective October 1, 2000, the Corporation transferred held-to-maturity securities with an amortized cost of $31,828,000 and fair value of $31,642,000 into the available-for-sale category. The effect of such transfer is further described in Note 8.

The amortized cost and fair value of securities at December 31, 2001, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale		Held-to-maturity	
	Amortized cost	Fair value	Amortized cost	Fair value
	(Dollars in thousands)			
Due in one year or less	$ 7,179	$ 7,259	$ 500	$ 504
Due after one year through five years	19,202	19,738	2,004	2,077
Due after five years through ten years	6,649	6,624	513	514
Due after ten years	12,204	12,219	-	-
Other securities having no maturity date	-	-	2,707	2,707
Total	$45,234	$45,840	$ 5,724	$ 5,802

NOTE 1 - SECURITIES (CONTINUED)

Securities with a carrying value of $38,657,000 at December 31, 2001 and $37,236,000 at December 31, 2000 were pledged to secure public deposits and for other purposes as required or permitted by law.

Other securities primarily consists of corporate obligations and investments in Federal Home Loan Bank of Cincinnati and Federal Reserve Bank of Cleveland stock. The Bank's investment in Federal Home Loan Bank stock amounted to $1,691,000 and $1,582,000 at December 31, 2001 and 2000, respectively. The Bank's investment in Federal Reserve Bank of Cleveland stock amounted to $697,000 at December 31, 2001 and 2000.

Proceeds from the sales of securities available-for-sale amounted to $5,041,000 in 2001 and $2,000,000 in 1999. Gross gains realized from sales amounted to $41,000 in 2001 and $2,000 in 1999, with the income tax provision applicable to such gains amounting to $14,000 in 2001 and $1,000 in 1999. There were no gross realized losses in 2001 and 1999 and no security sales in 2000.

NOTE 2 - LOANS

Loans at December 31, 2001 and 2000 consist of the following:

	2001	2000
	(Dollars in thousands)	
Commercial, financial and agricultural	$ 32,648	$ 31,040
Real estate – residential mortgage	112,497	110,388
Real estate – non-residential mortgage	72,036	63,059
Real estate – construction	10,762	960
Consumer	47,831	50,714
Credit card	2,592	2,694
Total	$278,366	$258,855

Fixed rate loans amounted to $172,911,000 at December 31, 2001 and $147,195,000 at December 31, 2000.

The Bank's investment in impaired loans amounted to $1,282,000 at December 31, 2001 and $307,000 at December 31, 2000. No valuation allowance has been provided on such loans as the Bank has adjusted the outstanding principal balance of such loans to an amount representing the estimated value of the underlying collateral with a corresponding charge to the allowance for loan losses.

	2001	2000	1999
		(Dollars in thousands)	
Average investment in impaired loans	$1,639	$362	$164
Interest income recognized on impaired loans	$ 95	$ 8	$ 27
Interest income recognized on a cash basis on impaired loans	$ 95	$ 8	$ 27

No additional funds are committed to be advanced in connection with impaired loans.

Certain directors and executive officers, including their immediate families and companies in which they are principal owners, are loan customers of the Bank. Such loans are made in the ordinary course of business in accordance with the Bank's normal lending policies, including the interest rate charged and collateralization, and do not represent more than a normal collection risk. Such loans amounted to $7,945,000 and $8,019,000 at December 31, 2001 and 2000, respectively. The following is a summary of activity during 2001 and 2000 for such loans:

	Balance at beginning	*Additions*	*Repayments*	*Balance at end*
		(Dollars in thousands)		
2001	$8,019	$11,122	$11,196	$7,945
2000	$8,186	$ 5,399	$ 5,566	$8,019

NOTE 2 - LOANS (CONTINUED)

Additions and repayments include loan renewals.

Most of the Bank's lending activity is with customers primarily located within Sandusky County, the Village of Green Springs, and the northwest portion of Huron County. As of December 31, 2001 and 2000, the Bank's loans to borrowers in the agriculture industry represent the single largest industry and amounted to $12,107,000 and $11,823,000, respectively. Agricultural loans are generally secured by property, equipment and crop income. Repayment is expected from cash flow from the harvest and sale of crops. The agricultural customers are subject to the risks of weather and market prices of crops which could have an impact on their ability to repay their loans. Credit losses arising from the Bank's lending experience in the agriculture industry compare favorably with the Bank's loss experience on its loan portfolio as a whole. Credit evaluation of agricultural lending is based on an evaluation of cash flow coverage of principal and interest payments and the adequacy of collateral received.

NOTE 3 - ALLOWANCE FOR LOAN LOSSES

The following represents a summary of the activity in the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
	(Dollars in thousands)		
Balance at beginning of year	$3,242	$3,196	$3,418
Provision charged to operations	695	435	240
Loans charged-off	(829)	(746)	(630)
Recoveries of loans charged-off	238	357	168
Balance at end of year	$3,346	$3,242	$3,196

NOTE 4 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment at December 31, 2001 and 2000:

	2001	2000
	(Dollars in thousands)	
Land and improvements	$1,013	$1,013
Buildings	7,917	7,902
Equipment	4,080	3,909
	13,010	12,824
Accumulated depreciation	6,877	6,068
Premises and equipment, net	$6,133	$6,756

Depreciation of premises and equipment amounted to $617,000 in 2001, $746,000 in 2000 and $765,000 in 1999.

Management has determined that the Bank's Clyde, Ohio facilities are inadequate to meet the future needs of the Bank and plans to relocate to another facility in Clyde in 2002 or 2003. An impairment loss of $248,000 has been recognized in 2001 relating to the existing Clyde facilities and is included in other operating expenses in the accompanying 2001 consolidated statement of operations. Such loss has been determined based on an independent appraisal of the existing facilities, as well as an estimate of the net cash flows anticipated to be received from the Clyde operations prior to relocation.

NOTE 5 - DEPOSITS

Time deposits at December 31, 2001 and 2000 include individual deposits of $100,000 and over amounting to $26,688,000 and $21,846,000, respectively. Interest expense on time deposits of $100,000 or more amounted to $1,340,000 for 2001, $1,263,000 for 2000 and $1,267,000 for 1999.

NOTE 5 - DEPOSITS (CONTINUED)

At December 31, 2001, the scheduled maturities of time deposits were as follows (dollars in thousands):

2002	$ 85,136
2003	23,325
2004	19,958
2005	3,165
2006	1,963
2007 and after	352
Total	$133,899

NOTE 6 - FEDERAL HOME LOAN BANK BORROWINGS

At December 31, 2001 and 2000, Federal Home Loan Bank borrowings consist of the following:

	2001	2000
	(Dollars in thousands)	
Secured note, with interest at 5.49%, due January 2003	$ 1,000	$ -
Secured note, with interest at 5.09%, due February 2003	5,000	-
Secured note, with interest at 4.93%, due December 2003	5,000	-
Secured note, with interest at 5.49%, due February 2004	1,000	-
Secured note, with interest at 5.10%, due June 2004	2,000	-
Secured note, with interest at 5.14%, due October 2005	2,000	2,000
Secured note, with interest at 6.23%, due June 2001	-	2,000
Secured note, with interest at 6.26%, due June 2001	-	5,000
Total Federal Home Loan Bank borrowings	$16,000	$9,000

Interest is payable monthly on the notes which are secured by stock in the Federal Home Loan Bank of Cincinnati and all eligible mortgage loans.

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transactions. The Corporation may be required to provide additional collateral based on the fair value of the underlying securities.

NOTE 8 - OTHER COMPREHENSIVE INCOME

The components of other comprehensive income and related tax effects are as follows for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
	(Dollars in thousands)		
Unrealized gains (losses) on available-for-sale securities	$ 679	$ 707	$ (815)
Transfer of held-to-maturity securities to available-for-sale category	-	(186)	-
Reclassification adjustments for securities gains included in income	(41)	-	(2)
Net unrealized gains (losses)	638	521	(817)
Tax effect	(217)	(177)	278
Net-of-tax amount	$ 421	$ 344	$ (539)

NOTE 9 - OTHER OPERATING EXPENSES

The following is a summary of other operating expenses for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
	(Dollars in thousands)		
Equipment	$ 809	$ 832	$ 805
Postage, stationery and supplies	410	476	455
State franchise and other taxes	370	365	338
Professional and examination fees	472	378	275
MasterCard franchise and processing fees	298	332	322
Other	1,465	1,326	1,284
Total other operating expenses	$3,824	$3,709	$3,479

NOTE 10 - FEDERAL INCOME TAXES

The provision for federal income taxes consists of the following for 2001, 2000 and 1999:

	2001	2000	1999
	(Dollars in thousands)		
Current	$2,105	$1,893	$1,430
Deferred	(170)	(65)	156
Total	$1,935	$1,828	$1,586

The income tax provision attributable to income from operations differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before federal income taxes as a result of the following:

	2001	2000	1999
	(Dollars in thousands)		
Expected tax using statutory tax rate of 34%	$1,914	$1,835	$1,606
Increase (decrease) in tax resulting from:			
Tax-exempt income on state and municipal securities and political subdivision loans	(185)	(203)	(240)
Interest expense associated with carrying certain state and municipal securities and political subdivision loans	25	30	34
Amortization of goodwill	217	217	217
Increase in cash value of life insurance policies, net of gain from cancellation of policy in 2001	(43)	(52)	(33)
Other, net	7	1	2
Total	$1,935	$1,828	$1,586

The deferred federal income tax provision (credit) of ($170,000) for 2001, ($65,000) for 2000 and $156,000 for 1999 resulted from the tax effects of temporary differences. There was no impact for changes in tax laws and rates or changes in the valuation allowance for deferred tax assets.

NOTE 10 - FEDERAL INCOME TAXES (CONTINUED)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

	2001	2000
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 717	$ 682
Accrued expenses and other	188	144
Unrealized loss on securities available-for-sale	-	11
Total deferred tax assets	905	837
Deferred tax liabilities:		
Unrealized gain on securities available-for-sale	(206)	-
Purchase accounting basis difference	(472)	(596)
Depreciation of premises and equipment	(161)	(175)
Federal Home Loan Bank stock dividends	(241)	(204)
Deferred loan costs	(141)	(159)
Other	(78)	(50)
Total deferred tax liabilities	(1,299)	(1,184)
Net deferred tax liabilities	$ (394)	$ (347)

The net deferred tax liabilities at December 31, 2001 and 2000 are included in other liabilities in the consolidated balance sheets.

The Corporation believes it is more likely than not that the benefit of deferred tax assets will be realized. Consequently, no valuation allowance for deferred tax assets is deemed necessary as of December 31, 2001 and 2000.

NOTE 11 - RETIREMENT PLANS

The Bank sponsors the Croghan Colonial Bank 401(k) Profit Sharing Plan, a defined contribution plan which provides for both a profit sharing and employer matching contribution. In 1998, the Plan elected to permit investing in the Corporation's stock subject to various limitations. The Bank's profit sharing and matching contributions to the 401(k) profit sharing plan for the years ended December 31, 2001, 2000 and 1999 amounted to $245,000, $269,000, and $279,000, respectively. The issuance of common stock by the Corporation in 2001, 2000 and 1999 represented shares purchased by the Plan and as of December 31, 2001, the Plan holds 10,135 shares of the Corporation's common stock.

During 1999, the bank entered into split-dollar life insurance policies with certain officers of the Bank to provide for supplemental retirement benefits. Such policies required the payment of single premiums aggregating $3,094,000. The cash value of all policies amounted to $3,511,000 and $3,345,000 at December 31, 2001 and 2000, respectively, and such amounts are included in other assets in the accompanying consolidated balance sheets.

In connection with the policies, the Bank has provided an estimated liability for accumulated supplemental retirement benefits. Such liability amounts to $115,000 at December 31, 2001 and $60,000 at December 31, 2000 and is included in other liabilities in the accompanying consolidated balance sheets.

No other postretirement benefits are offered to retirees.

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily loan commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The contract amount of these instruments reflects the extent of involvement the Bank has in these financial instruments.

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

The Bank's exposure to credit loss in the event of the nonperformance by the other party to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making loan commitments as it does for on-balance sheet loans.

The following financial instruments whose contract amount represents credit risk were outstanding at December 31, 2001 and 2000:

	Contract amount	
	2001	2000
	(Dollars in thousands)	
Commitments to extend credit	$50,173	$53,403
Letters of credit	$ 5,046	$ 5,997

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; and income-producing commercial properties.

Letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party and are reviewed for renewal at expiration. At December 31, 2001, letters of credit totalling $746,000 expire in 2002; $200,000 expire in 2004; $100,000 expire in 2005; and $4,000,000 expire in 2010. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank requires collateral supporting these commitments when deemed necessary.

NOTE 13 - REGULATORY MATTERS

The Corporation (on a consolidated basis) and Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Corporation and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from federal and state banking agencies categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", an institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank's category.

The actual capital amounts and ratios of the Corporation and Bank as of December 31, 2001 and 2000 are also presented in the following table:

	Actual		Minimum capital requirement		Minimum to be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2001:						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$36,741	13.9%	$21,136	≥8.0%	N/A	N/A
Bank	36,412	13.8%	21,116	≥8.0%	$26,395	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	$33,438	12.7%	$10,568	≥4.0%	N/A	N/A
Bank	33,112	12.5%	10,558	≥4.0%	$15,837	6.0%
Tier I Capital (to Average Assets)						
Consolidated	$33,438	9.5%	$14,124	≥4.0%	N/A	N/A
Bank	33,112	9.4%	14,114	≥4.0%	$17,643	5.0%
As of December 31, 2000:						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$33,769	13.9%	$19,398	≥8.0%	N/A	N/A
Bank	33,419	13.8%	19,372	≥8.0%	$24,222	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	$30,735	12.7%	$ 9,699	≥4.0%	N/A	N/A
Bank	30,389	12.5%	9,689	≥4.0%	$14,533	6.0%
Tier I Capital (to Average Assets)						
Consolidated	$30,735	9.0%	$13,647	≥4.0%	N/A	N/A
Bank	30,389	8.9%	13,635	≥4.0%	$17,044	5.0%

On a parent company only basis, the Corporation's only source of funds are dividends paid by the Bank. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations, and to prudent and sound banking principles. Generally, subject to certain minimum capital requirements, the Bank may declare a dividend without the approval of the State of Ohio Division of Financial Institutions, unless the total dividends in a calendar year exceed the total of its net profits for the year combined with its retained profits of the two preceding years. Under these provisions, approximately $4,106,000 was available for dividends on January 1, 2002, without the need to obtain the approval of the State of Ohio Division of Financial Institutions.

The Board of Governors of the Federal Reserve System generally considers it to be an unsafe and unsound banking practice for a bank holding company to pay dividends except out of current operating income, although other factors such as overall capital adequacy and projected income may also be relevant in determining whether dividends should be paid.

NOTE 14 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION

A summary of condensed financial information of the parent company as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 are as follows:

CONDENSED BALANCE SHEETS	2001	2000
	(Dollars in thousands)	
Assets:		
Cash	$ 25	$ 61
Dividends receivable from subsidiary	421	402
Investment in subsidiary	39,626	37,120
Security – held-to-maturity, at amortized cost (fair value of $250,000)	250	250
Other assets	59	35
Total assets	$40,381	$37,868
Liability – dividends and other payables	$ 429	$ 402
Stockholders' equity:		
Common stock	23,926	23,906
Surplus	117	102
Retained earnings	15,509	13,479
Accumulated other comprehensive income (loss)	400	(21)
Total stockholders' equity	39,952	37,466
Total liabilities and stockholders' equity	$40,381	$37,868

CONDENSED STATEMENTS OF OPERATIONS	2001	2000	1999
	(Dollars in thousands)		
Income – dividends from subsidiary	$ 1,725	$ 1,617	$ 1,877
Expenses – Professional fees and other expenses, net of federal income tax benefit	115	69	39
Income before equity in undistributed net income of subsidiary	1,610	1,548	1,838
Equity in net income of subsidiary, less dividends	2,085	2,021	1,300
Net income	$ 3,695	$ 3,569	$ 3,138

NOTE 14 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS	2001	2000	1999
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$ 3,695	$ 3,569	$ 3,138
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net income of subsidiary, less dividends	(2,085)	(2,021)	(1,300)
Increase in dividends receivable	(19)	(39)	(78)
Decrease (increase) in other assets	(24)	(14)	24
Increase (decrease) in other liabilities	8	-	(17)
Net cash provided by operating activities	1,575	1,495	1,767
Cash flows from investing activities:			
Purchase of held-to-maturity security	-	-	(250)
Cash flows from financing activities:			
Proceeds from issuance of common stock	35	81	127
Repayments of borrowed funds	-	-	(335)
Cash dividends paid	(1,646)	(1,528)	(1,314)
Net cash used in financing activities	(1,611)	(1,447)	(1,522)
Net increase (decrease) in cash	(36)	48	(5)
Cash at beginning of the year	61	13	18
Cash at end of the year	$ 25	$ 61	$ 13

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of recognized financial instruments at December 31, 2001 and 2000 are as follows:

	2001		2000	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Dollars in thousands)			
FINANCIAL ASSETS				
Cash and cash equivalents	$ 21,349	$ 21,349	$ 13,054	$ 13,054
Securities	51,564	51,642	58,625	58,590
Loans, net	275,020	275,061	255,613	253,968
Total	$347,933	$348,052	$327,292	$325,612
FINANCIAL LIABILITIES				
Deposits	$295,003	$295,497	$284,204	$284,346
Federal funds purchased and securities sold under repurchase agreements	12,721	12,721	14,009	14,009
Federal Home Loan Bank borrowings	16,000	16,872	9,000	9,000
Total	$323,724	$325,090	$307,213	$307,355

The preceding summary does not include accrued interest receivable, dividends payable, and other liabilities which are also considered financial instruments. The estimated fair value of such items is considered to be their carrying amount.

The Bank also has unrecognized financial instruments at December 31, 2001 and 2000. These financial instruments relate to commitments to extend credit and letters of credit. The contract amount of such financial instruments amounts to $55,219,000 at December 31, 2001 and $59,400,000 at December 31, 2000. Such amounts are also considered to be the estimated fair values.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments shown above:

Cash and cash equivalents:

Fair value is determined to be the carrying amount for these items (which include cash on hand, due from banks, interest-bearing deposits and federal funds sold) because they represent cash or mature in 90 days or less and do not represent unanticipated credit concerns.

Securities:

The fair value of securities (both available-for-sale and held-to-maturity) is determined based on quoted market prices of the individual securities or, if not available, estimated fair value was obtained by comparison to other known securities with similar risk and maturity characteristics. Such value does not consider possible tax ramifications or estimated transaction costs.

Loans:

Fair value for loans was estimated for portfolios of loans with similar financial characteristics. For adjustable rate loans, which re-price at least annually and generally possess low risk characteristics, the carrying amount is believed to be a reasonable estimate of fair value. For fixed rate loans the fair value is estimated based on a discounted cash flow analysis, considering weighted average rates and terms of the portfolio, adjusted for credit and interest rate risk inherent in the loans. Fair value for nonperforming loans is based on recent appraisals or estimated discounted cash flows. The estimated value of credit card loans is based on existing loans and does not include the value that relates to estimated cash flows from new loans generated from existing cardholders over the remaining life of the portfolio.

Deposit liabilities:

The fair value of core deposits, including demand deposits, savings accounts, and certain money market deposits, is the amount payable on demand. The fair value of fixed-maturity certificates of deposit is estimated using the rates offered at year end for deposits of similar remaining maturities. The estimated fair value does not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the marketplace.

Other financial instruments:

The fair value of commitments to extend credit and letters of credit is determined to be the contract amount since these financial instruments generally represent commitments at existing rates. The fair value of federal funds purchased and securities sold under repurchase agreements is determined to be the carrying amount since these financial instruments represent obligations which are due on demand. The fair value of borrowed funds is determined based on a discounted cash flow analysis.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The fair value estimates of financial instruments are made at a specific point in time based on relevant market information. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument over the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Since no ready market exists for a significant portion of the financial instruments, fair value estimates are largely based on judgments after considering such factors as future expected credit losses, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

NOTE 16 - CONTINGENT LIABILITIES

In the normal course of business, the Corporation and its subsidiary may be involved in various legal actions, but in the opinion of management and its legal counsel, the ultimate disposition of such matters is not expected to have a material adverse effect on the consolidated financial statements.

The Bank entered into an employment agreement with its President and Chief Executive Officer in April 2001. Upon the occurrence of certain types of termination of employment, the Bank is required to make specified severance payments if termination occurs within the initial three year term of the agreement or pursuant to certain change in control transactions.

NOTE 17 - NEW ACCOUNTING PRONOUNCEMENT

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142). Under Statement 142, goodwill will no longer be amortized but will be subject to an annual impairment test. Impairment of value results when the fair value of goodwill associated with an acquisition is less than the carrying value.

The Corporation will adopt the provisions of Statement 142 effective January 1, 2002. Based on the results of an independent valuation of the goodwill resulting from the 1996 acquisition of Union Bancshares Corp., there will be no initial impairment adjustment as of January 1, 2002 and no impairment adjustment is expected for the year 2002. Consequently, the impact of the adoption of Statement 142 will result in an increase in 2002 net income of $638,000.

Directors of Croghan Bancshares, Inc. And The Croghan Colonial Bank

James E. Bowlus
President & Treasurer
Fremont Candy & Cigar, Inc.

Steven C. Futrell
President & Chief Executive Officer
The Croghan Colonial Bank

Claire F. Johansen
Retired

John P. (Phil) Keller
Vice President
Keller-Ochs-Koch Funeral Home, Inc.

Stephen A. Kemper
Owner
Kemper Iron & Metal Company

Daniel W. Lease
Vice President
Whetstone Technology, LLC

Allan E. Mehlow
Sr. Vice President & Chief Financial Officer
The Croghan Colonial Bank

Robert H. Moyer
Chairman
WMOG, Inc.

K. Brian Pugh
President & Chief Executive Officer
Clyde Parts Company, Inc.

J. Terrence Wolfe
Retired

Claude E. Young
Chairman
Progress Plastic Products, Inc.

Gary L. Zimmerman
Vice President
Swint-Reineck Hardware, Inc.

Directors Emeriti

Janet E. Burkett　Ted L. Hilty　Thomas F. Hite　Don W. Miller

Albert C. Nichols　Donald B. Slessman　Clemens J. Szymanowski

Officers of Croghan Bancshares, Inc.

Steven C. Futrell
President and Chief Executive Officer

Barry F. Luse
Vice President and Secretary

Allan E. Mehlow
Vice President and Treasurer

Officers of The Croghan Colonial Bank

ADMINISTRATIVE
STEVEN C. FUTRELL
President & CEO

FINANCIAL

Allan E. Mehlow
Senior Vice President
Chief Financial Officer

John C. Hoffman
Controller

HUMAN RESOURCES

Pamela J. Swint
Human Resources Manager

TRUST DEPARTMENT

Barry F. Luse
Vice President
Trust Officer

Richard G. Stein
Assistant Vice President
Trust Officer

OPERATIONS

Michael J. Hartenstein
Operations Officer

Terry A. Schroeder
Information Systems Manager

LENDING

William C. Hensley
Vice President
Chief Lending Officer

James A. Draeger
Vice President
OIC Real Estate Loans

James R. Walters
Vice President
Real Estate Loans

Jeffrey L. Geary
Vice President
OIC Commercial Loans

Jeffery C. Huber
Vice President
Commercial Loan Officer

Gregg C. Coleman
Assistant Vice President
OIC Consumer Loans

David M. Sabo
Assistant Vice President
Commercial Loan Officer

Ronald T. Goehring
Credit Services Manager

Gary L. Pollock
Secondary Market Manager

Nancy C. Roddy
Loan Officer

Susan K. Straube
Credit Services Team Leader

Jeff D. Wilson
Loan Officer

RETAIL

Jodi A. Albright
Vice President
Retail Services Manager

BANKING CENTERS

Robert L. Overmyer
Assistant Vice President
Main Office Sales Manager

Judith A. Gangwer
Main Office Service Manager

Sandra S. Reed
West Branch Sales Manager

Josephine L. Weyer
East Branch Sales Manager

Coleen O. Miller
East Branch Service Manager

Jami L. Severs
Ballville Sales Manager

Marilyn J. Humbert
Green Springs Service Manager

Dee A. Blackburn
Bellevue Sales Manager

Richard E. Lawrie
Bellevue Service Manager

Lou Anne Sitterly
Monroeville Sales Manager